

September 23, 2010

Via U.S. Mail

Mr. Marcio Minoru Miyakava
Investor Relations Officer
Net Serviços de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

      Re: **Net Serviços de Comunicação S.A.**
             Schedule 14D-9
             Filed on September 15, 2010
             File No. 005-84654

Dear Mr. Miyakava:

We have reviewed your response to our prior letter and have the following comment.

Item 4. The Solicitation or Recommendation

1.   We note your response to our prior comment regarding the open review of your Form 20-F for the fiscal year ended December 31, 2009. We also note that, since you filed your response letter on September 20, 2010, you have received a follow-up comment letter asking you to revise your financial statements to amortize your cable and MMDS licenses over a period that reflects the estimated useful life, or provide additional information to support your accounting treatment. Please consider whether you should update your response and the disclosure in your amended Schedule 14D-9, given your receipt of this additional comment letter. That is, does your response still apply, given your receipt of the additional follow-up comment? Please revise or advise.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (212) 521-7240</u>
  Paul M. Rodel, Esq.
  Debevoise & Plimpton LLP